

Mail Stop 3561

February 28, 2017

Via Email
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
17 State Street, Suite 4000
New York, NY 10004

  Re: Dominion Minerals Corp.
    Amended Form 10
    Filed February 14, 2017
    File No. 000-52696

Dear Mr. Roca:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2016 letter.

Item 1. Business, page 2

1. We note that you do not expect to recover your mineral concessions from Panama and that you plan to seek out mining projects. We also note the estimate that it will cost $500,000 to explore such projects over the next twelve month period beginning February 1, 2017. Please discuss in greater detail this plan and how you plan on financing this project. Lastly, it appears that you are a blank check company. Please add disclosure regarding compliance with Rule 419 in connection with any offering of your securities, or provide your analysis as to why you do not believe you are a blank check company. Lastly, please also add disclosure regarding your status as a shell company and the impact of that status on the availability of Rule 144.

Item 2. Financial Information, page 17

2. We note your response to Comment 7. It appears the employment agreements for your CEO and CFO are no longer in effect. Please file any current employment agreements or explain. Additionally, please disclose when the CEO, CFO and the Company agreed to defer compensation.

3. We note your disclosure in footnote 4 that the July 2013 executed Convertible Promissory Notes were extended to the earliest date of December 31, 2016 or a litigation award. It appears this convertible promissory note is in default. Please add disclosure to discuss this default and the rights of the holders as a result.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

4. We reissue comment 8 in part. Please revise the table to include the percentage based upon the combined voting rights, since the common stock and preferred stock vote as a class. Additionally, please file the agreements setting forth the terms of the preferred stock as exhibits. The exhibits index refers to the Certificate of Designation – Preferred Stock filed with the Form 10 on June 22, 2007. We are unable to locate this exhibit. Lastly, to the extent that Cham Lebovits is deemed a beneficial owner of the shares held by the Investment Group, Mr. Lebovits would be deemed the beneficial owner of all of the shares held by the Investment Group. Please revise accordingly, or provide a detailed explanation as to why the comment does not apply.

Item 7. Certain Relationships and Related Transactions, page 25

5. Please add disclosure regarding the deferred compensation due to your officers.

Exhibits

6. We note your response to Comment 5. Please file an executed litigation funding agreement as an exhibit. In addition, please make sure the agreement filed is the most recent agreement. We note the agreement is dated 2015; however, the disclosure on page 13 reflects the company entering into a new agreement in December 2016. Lastly, we note blank spaces indicating missing information from the agreement. Please revise to file the completed agreement or submit a request for confidential treatment. See Item 601(b)(10)(i) of Regulation S-K.

7. We note your response to Comment 6. Please file the Convertible Promissory Note as an exhibit. See Item 601(b)(10) of Regulation S-K.

8. We note your response to Comment 11. It appears the references to where the exhibits are incorporated by reference from are incorrect for a number of the exhibits. Please update accordingly. Additionally, please file your Company's Certificate of Incorporation and Bylaws. Lastly, please file executed agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining